UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 20, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Southern Gas Pipeline Project

Dear Sirs:

In relation to the participation of our subsidiary Negocios de Gas S.A. in the Gasoducto Sur Peruano S.A. ("GSP"), concessionaire of the project "Improvement to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline" (the "Project"), we report as a Relevant Information Communication the following:

  In the last weeks, GSP has been working to accomplish the financial closing of the Project;
  As of today, we note that the financial closing of the Project will not occur before January 23, 2017, the due date provided for such effect in the GSP Concession Contract. Pursuant to this agreement, the failure of GSP to comply with this obligation entitles the Grantor to terminate the contract;
  As communicated on November 25, 2016 as a Relevant Information Communication, in the event of termination of the Concession Contract for causes attributable to the Concessionaire, the Grantor shall carry out a bidding process for the Concession, with GSP having the right to receive the amount obtained from said auction, being the minimum amount to receive 72.25% of the Net Book Value;
  On the other hand, under the terms of the Concession Contract, the termination of said agreement for the above-mentioned breach results in the execution of a Performance Guarantee of such agreement, which amounts to US$ 262,500,000 (two hundred sixty-two million five hundred thousand dollars), of which Negocios de Gas S.A. is responsible for 20%. This amount is equivalent to US$ 52,500,000 (fifty-two-million five hundred thousand dollars);

Management estimates that a significant percentage of the investment made in GSP could be recovered within an estimated maximum term of 3 years.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 20, 2017